SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2006

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File No. 000-14719

ATLANTIC SOUTHEAST AIRLINES, INC. INVESTMENT
SAVINGS PLAN

(Full title of the plan)

SKYWEST, INC.

444 South River Road

St. George, Utah 84790

(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Assets Available for Benefits
Statement of Changes in Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule*

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

*Other supplementary schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Administrator of the

Atlantic Southeast Airlines, Inc. Investment Savings Plan

We have audited the accompanying statements of assets available for benefits of the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the Plan) as of December 31, 2006 and 2005 and the related statement of changes in assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Atlantic Southeast Airlines, Inc. Investment Savings Plan as of December 31, 2006 and 2005, and the changes in assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income

Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah
July 12, 2007

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Statements of Assets Available for Benefits

	December 31,
	2006	2005
		(Note 2)
Assets
Investments, at fair value	$118,409,346	$98,804,376

Contributions receivable:
Participant	851,923	378,495
Employer	4,099,022	3,859,824
	4,950,945	4,238,319
Assets available for benefits, at fair value	123,360,291	103,042,695

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	254,958	224,319

Assets available for benefits	$123,615,249	$103,267,014

See accompanying notes to financial statements.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31,
2006
Additions to assets attributed to:
Contributions:
Participant	$12,328,730
Employer	4,105,911
16,434,641

Investment income:
Interest and dividends	155,491
Net appreciation in fair value of investments	9,724,454
9,879,945
Total additions	26,314,586

Deductions from assets attributed to:
Distributions to participants	5,914,057
Administrative expenses	52,294
Total deductions	5,966,351
Net increase in assets available for benefits	20,348,235
Assets available for benefits: Beginning of year	103,267,014
End of year	$123,615,249

See accompanying notes to financial statements.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Atlantic Southeast Airlines, Inc. (the “Company”).  Employees become eligible to enroll on the enrollment date following the date of completion of ninety days of continuous employment.  The enrollment dates for the Plan are January 1, April 1, July 1, or October 1 of each year.

The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Company previously provided Delta Air Lines, Inc. (“Delta”) common stock as an investment option in the Plan.  However, effective September 11, 2004, the Plan Administrator eliminated this option by not allowing any new contributions in Delta common stock.  Plan participants are permitted to transfer existing account balances from the Delta common stock account to any other investment in the Plan.  Atlantic Southeast Airlines, Inc. was a wholly-owned subsidiary of Delta until September 7, 2005, at which time the Company was acquired by SkyWest, Inc.  Subsequent to the acquisition of the Company by SkyWest, Inc., the Plan provided SkyWest, Inc. common stock as an investment option.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and an allocation of investment earnings, and is charged with withdrawals and an allocation of investment losses.  The allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching contributions into various investments offered by the Plan.  Investment options include mutual funds, a common/collective trust fund, and SkyWest, Inc. common stock.  Participants may change their election or transfer monies between funds at any time.

Participants with common stock of SkyWest, Inc. or Delta Airlines, Inc. in their accounts may direct the sale of the stock and the investment of the resulting monies in other investments offered by the Plan.

Contributions

Each year, participants are able to contribute up to 50% of pretax annual compensation, as defined by the Plan.  Contributions are limited by the IRC, which established a maximum contribution of $15,000 ($20,000 for participants age 50 and older) for the year ended December 31, 2006.  Participants may also make rollover contributions from other qualified defined benefit or defined contribution plans.

The Company may make a discretionary matching contribution of up to 6% of a participant’s eligible compensation, as defined by the Plan.  Allocation of this matching contribution is further subject to a factor based on years of service for participants and ranges from 20% to 75%, regardless of the date of participation.

Employer matching contributions are awarded to employees who work at least 1,000 hours each year and have at least one year of service. Once the length of service provision is met, the employee is eligible for matching contributions for the following Plan year, which begins on January 1. Eligible employees must be employed on December 31 to receive a matching contribution for the Plan year.

Vesting

All participant contributions and earnings thereon are 100% vested. Company contributions to participant accounts vest on a graded basis at 10% per year for two years of service, increasing to 20% per year thereafter until full vesting after six years of service.

Payment of Benefits

Upon termination, participants, or their beneficiary, may elect lump-sum distributions or periodic distributions over either a 5 or 10-year period.  The full value of benefits are payable upon normal or postponed retirement, total or permanent disability or to beneficiaries upon death of the participant.

Plan Termination

Under the provisions of the Plan, the Company reserves the right to amend or terminate the Plan at any time in accordance with the provisions of ERISA, provided that amendments will not divert a vested interest or permit any part of the fund to revert to the Company or to be used for any purpose other than for the exclusive benefit of participants or their beneficiaries.  If the Plan is terminated, each participant’s account will become fully vested.

Participant Loans

Participants may borrow a minimum of $1,000 up to a maximum of the lesser of $25,000 or 50% of their deferred account balances.  Loan terms range from one to five years.  Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined at the time of the loan.

Forfeitures

Forfeitures of terminated participants’ nonvested accounts are used to reduce future matching contributions of the Company. During the year ended December 31, 2006, the forfeiture account received additional forfeitures of approximately $77,000, earned approximately $2,000, and utilized approximately $128,000 to reduce Company contributions.  Forfeitures of approximately $64,000 and $113,000 were available as of December 31, 2006 and 2005, respectively.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Change in Accounting Principle

In December 2005, the Financial Accounting Standards Board (“FASB”) issued a Staff Position (“FSP”), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Heath and Welfare and Pension Plans.  This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements.  The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of assets available for benefits.  The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented.  Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has restated the 2005 Statement of Assets Available for Benefits to present all investments at fair value, with the adjustment to contract value separately disclosed.  The effect of adopting the FSP had no impact on the Plan’s assets available for benefits as of December 31, 2006 and 2005 or changes in assets available for benefits for the year ended December 31, 2006, as the investments affected by the FSP have historically been presented at contract value.

Recently Issued Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair value Measurements (“FAS 157”).  This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 is effective for the Plan in the first quarter of 2008.  The Plan is currently evaluating the statement’s impact on its financial statements.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”). The fair value option established by FAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. FAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Plan’s management does not believe that the adoption of FAS 159 will have a material impact on the Plan’s financial statements.

Valuation of Investments and Income Recognition

Mutual funds and common stock are stated at fair value based on the quoted market prices.  Participant loans are valued at their outstanding balance, which approximates fair value.

The Plan invests in various investments.  Investments are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

The Stable Asset Fund, a common/collective trust, primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.  Accordingly, the Plan’s investment in units of the Stable Asset Fund is presented at fair value in the Statements of Assets Available for Benefits, with an adjustment to its contract value separately disclosed as provided in the FSP.  The Stable Asset Fund reported fair value is determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution (collectively, the “Investment Contracts”), as determined by that fund’s trustee and (b) the fair value of that fund’s investments in externally managed collective investment funds as determined by those funds’ trustees.  The Stable Asset Fund’s contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA).  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Net appreciation (depreciation) in the market value of investments includes both realized and unrealized gains and losses.

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Investment earnings are automatically reinvested into the fund from which they were derived.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Administrative Expenses

The Company pays the majority of certain administrative expenses of the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period, and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

3. Investments

During the year ended December 31, 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Delta Air Lines, Inc. common stock	$192,627
SkyWest, Inc. common stock	(39,878)
Mutual Funds	9,571,705

$9,724,454

The fair values of individual investments that represent 5 percent or more of the Plan’s assets available for benefits are as follows:

	December 31,
	2006	2005

Buffalo Funds Small Cap Fund	$9,328,834	$6,009,191
American Century Investments:
Ultra Fund	25,300,821	28,739,113
International Growth Fund	12,581,643	8,545,411
Equity Income Fund	15,906,540	11,584,559
Equity Index Fund	12,909,481	10,908,012
Value Fund	11,061,390	8,320,425
Stable Asset Fund	13,567,336	12,316,898

4. Transactions with Parties-in-Interest

The Plan held 338,389 and 369,010 shares of Delta common stock with a fair value of $439,906 and $276,758 as of December 31, 2006 and 2005, respectively.

On September 7, 2005, Atlantic Southeast Airlines, Inc. became a wholly-owned subsidiary of SkyWest, Inc.  As a result of the acquisition, SkyWest, Inc. common stock was offered as an investment option in the Plan beginning January 1, 2006.  Transactions associated with the shares of common stock of SkyWest, Inc. are considered exempt party-in-interest transactions.  The Plan purchased 72,591 shares of SkyWest Inc. common stock and sold 13,382 shares of SkyWest, Inc. common stock during the year ended December 31, 2006.  The Plan held 59,209 shares of SkyWest, Inc. common stock with a fair value of $1,510,416 as of December 31, 2006.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2003, stating that the Plan and related trust are in accordance with applicable sections of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  The Plan is required to operate in conformity with the Code to maintain its qualification.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Reconciliation of Financial Statements to Form 5500

The following differences between the financial statements and the Form 5500 are due to the adjustment from fair value to contract value of the American Century Investments Stable Asset Fund, a fully benefit-responsive investment contract.

Assets available for benefits as presented in the financial statements	$123,615,249

Adjustment from contract value to fair value for fully benefit- responsive investment contracts	(254,958)

Assets available for benefits as presented in Form 5500	$123,360,291

Supplemental Schedule

Atlantic Southeast Airlines, Inc. Investment Savings Plan

EIN:  58-1354495     Plan No.:  001

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value	Number of Units

	American Century Investments	Ultra Fund	$25,300,821	933,205
		Equity Income Fund	15,906,540	1,853,676
		Stable Asset Fund	13,567,336	13,818,605
		Equity Index Fund	12,909,481	2,284,518
		International Growth Fund	12,581,643	1,004,742
		Value Fund	11,061,390	1,457,092
		Strategic Allocation Fund – Moderate	5,608,151	799,753
		Short-Term Government Fund	3,338,835	357,359
		Strategic Allocation Fund - Aggressive	3,300,024	396,638
		Strategic Allocation Fund – Conservative	981,580	172,813
	Buffalo Funds	Small Cap Fund	9,328,834	346,282

*	SkyWest, Inc.	Common Stock	1,510,416	59,209

*	Delta Air Lines, Inc.	Common Stock	439,906	338,389

*	Participant loans	Interest rates from 4.4% to 8.9%, maturing through 2012	2,574,389	N/A
			$118,409,346

* Indicates a party-in-interest to the Plan.

Column (d) cost information is not applicable for participant directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 12, 2007	ATLANTIC SOUTHEAST AIRLINES, INC. INVESTMENT SAVINGS PLAN
By: SkyWest, Inc.

/s/ Bradford R. Rich

Bradford R. Rich
Executive VP and Chief Financial Officer
of SkyWest, Inc.

Exhibit Index

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm